ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
FRONTIER NUCLEAR AND MINERALS INC.
on Tuesday, August 25 2026
Scrutineers Report

This scrutineer's report is subject to any determinations or decisions made by the Chairman of the meeting including with respect to any proxies or other voting documentation.

NUMBER OF SHAREHOLDERS VOTED IN PERSON	-
NUMBER OF SHAREHOLDERS VOTED BY PROXY	58
TOTAL NUMBER OF SHAREHOLDERS VOTED	58
VOTES REPRESENTED IN PERSON	-
VOTES REPRESENTED BY PROXY	12,207,690.86
TOTAL VOTES REPRESENTED	12,207,690.86
TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE:	35,899,046
TOTAL ELIGIBLE VOTES AS AT RECORD DATE:	35,899,046
PERCENTAGE OF VOTES PRESENTED AT THE MEETING	34.01%

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1. Number of Directors : The number of Directors shall be set to 6 (six);		
VOTES FOR	12,172,506.94	99.71%
VOTES AGAINST	35,183.92	0.29%
2. Election of Directors : i) Nachum Labkowski		
VOTES FOR	11,378,430.69	93.21%
VOTES WITHHELD	829,260.17	6.79%
2. Election of Directors : ii) Shlomo Kievman		
VOTES FOR	12,161,669.30	99.62%
VOTES WITHHELD	46,021.56	0.38%
2. Election of Directors : iii) Jack Wortzman		
VOTES FOR	11,378,216.10	93.21%
VOTES WITHHELD	829,474.76	6.79%
2. Election of Directors : iv) Joshua Girnun		
VOTES FOR	12,174,780.30	99.73%
VOTES WITHHELD	32,910.56	0.27%
2. Election of Directors : v) Peretz Schapiro		
VOTES FOR	11,377,152.40	93.20%
VOTES WITHHELD	830,538.46	6.80%
2. Election of Directors : vi) Donal Carroll		
VOTES FOR	12,177,569.10	99.75%
VOTES WITHHELD	30,121.76	0.25%
3. Appointment of Auditor : To re-appoint De Visser Gray LLP as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration.		
VOTES FOR	12,158,509.42	99.60%
VOTES WITHHELD	49,181.44	0.40%

Scrutineer:

Dora Wang
Endeavor Trust Corporation